Exhibit 2

FOR IMMEDIATE RELEASE	10 JANUARY 2014

WPP PLC (“WPP”)

WPP agrees to acquire majority stake in Marketeers Vietnam

WPP announces that it has agreed to acquire a majority stake in the business of Marketeers Vietnam Co., Ltd. (“Marketeers”), a full-service integrated marketing agency based in, Vietnam. Marketeers conducts promotional campaigns, activation and field marketing services.

Founded in 2002, Marketeers is headquartered in Ho Chi Minh City, with representative offices in Hanoi, Danang and Can Tho, in addition to marketing service teams throughout the country.

Marketeers employs more than 75 people, with more than 1,000 people in activation and field marketing services. Marketeers’ clients include Diageo, Microsoft, Procter & Gamble, Budweiser, Kirin Interfood, and Boehringer Ingelheim.

This investment marks a further step towards WPP’s declared goal of developing its networks in fast-growth and important markets and sectors.

In Vietnam, WPP companies (including associates) generate revenues of US$65 million and employ approximately 1,000 people. In the Asia Pacific region, WPP companies (including associates) generate revenues of US$5 billion and employ more than 47,000 people. Globally, WPP’s digital revenues were well over US$5 billion in 2012 and represented 33% of total Group revenues of US$16.5 billion. WPP recently raised its targets from 35-40% for each of fast-growth markets and new media to at least 40-45% each, over the next five years.

Contact:

Feona McEwan, WPP London

+ 44(0) 207 408 2204